Board of Management

Vedior
where people matter

RECEIVED

2007 FEB 20 A 11:41

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07021167

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 8 February 2007
Re: Strong operational performance across all major regions in 2006

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

dlw 2/20

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

where people matter

Amsterdam, The Netherlands

Q4 & FULL YEAR 2006

Strong operational performance across all major regions in 2006

For release at 7.00am on 8 February 2007

Highlights for the Year 2006

Amounts in € million	2006	2005	Increase	Organic Growth ❶
Sales	7,659.7	6,851.3	+12%	+8%
Gross Profit	1,429.1	1,227.3	+16%	+11%
Operating Income❷	289.6	232.5	+25%	+17%
Net Income❷❸	181.7	143.1	+27%	
Net Income per share (in Euro)❷❸	1.06	0.84	+26%	

- **Operating margin❷ increased by 40 basis points to 3.8%**
- **Global network extended to 49 markets (2005: 44)**
- **Proposed dividend of €0.30, a 20% increase from 2005**

Highlights for the Fourth Quarter 2006

Amounts in € million	2006	2005	Increase	Organic Growth ❶
Sales	1,997.1	1,794.7	+11%	+8%
Gross Profit	390.7	338.4	+15%	+12%
Operating Income	83.4	68.5	+22%	+18%
Net Income❸	56.0	43.0	+30%	
Net Income per share (in Euro)❸	0.33	0.25	+32%	

- **Conversion ratio improves to 21.3% (Q4 2005: 20.2%)**
- **Strong growth in permanent placement fees; up 30%**
- **Four acquisitions completed (making twelve acquisitions for the year)**

❶ Unless otherwise stated, all growth percentages quoted in this media release have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals.

❷ Excluding profit from the disposal of investments

❸ We have changed our policy for accounting for minority interests. Prior year results have been restated accordingly. Please refer to page 13 for further details..

CEO's Statement

Zach Miles said, *"In 2006, Vedior continued to expand its geographic coverage and made important acquisitions in professional/executive recruitment sectors. During the year, we completed, on average, one acquisition per month.*

Our focus on improving our business mix and profitability has led to an excellent improvement in operating income for the year and put us on track to achieve our operating margin targets. This has been achieved during a period when we have made major investments in our business for future growth."

Annual Results

Vedior's strategic focus is on profit rather than sales as evidenced by the significant improvements we have achieved in operating income in 2006.

Operating income increased by 17% to €289.6 million. The operating margin (operating income as a percentage of sales) was 3.8%, up from 3.4% in 2005. All increases exclude profits from the disposal of investments.

For the second consecutive year, we achieved organic sales growth across all major geographies. The strongest growth came from the US, Netherlands, Rest of World and Rest of Europe regions. In Belgium, Spain, Australia, Portugal, Germany and Switzerland, we achieved double digit sales growth. One of the aspects of Vedior's growth in 2006 was the outstanding performance of our operating companies in emerging markets. The relative immaturity of these markets combined with a positive economic environment has led to sales growth of 59% in India and 27% in Latin America. In addition to organic growth, sales of €234 million were added as a result of companies acquired in 2006, principally CNC Global, Blomfield and Talisman.

Currency effects decreased operating income by 1% but had no significant impact on 2006 annual sales.

Looking at our business by industry sector, the strongest improvements in operating income came from the accounting/finance, traditional, engineering/technical and education sectors. In terms of operating leverage, the best performance came from traditional staffing in continental Europe.

In line with our longer term objective, we saw continued growth in permanent placement across all our regions. With a 30% increase in fees to €238.2 million, permanent placement now represents 16.7% of Group gross profit compared to 13.3% of gross profit in 2005. In France, permanent placement fees more than tripled to €14.1 million.

In France, operating income increased by 19%. Gross profit increased by 9% reflecting an improved business mix and our focus on permanent placement.

In the Netherlands, also as a result of our improved business mix, operating income increased by 49% and gross profit by 16%. This significant improvement in performance has been achieved while at the same time making substantial investments to improve future performance.

Our focus on operational efficiencies resulted in an increase in our conversion ratio for the year (operating income divided by gross profit), from 18.9% to 20.3%.

Operating costs increased by 10% including increased investment in the business to benefit long-term growth. Investments were made in new start-up initiatives and the development of existing brands worldwide including further expansion into the Middle East, new office openings, continued roll-out of permanent placement activities in France and other markets including Japan, upgrade of our infrastructure (particularly in continental Europe), enhanced eBusiness functionality, and improved managed service capability.

Excluding the profit from the disposal of investments, the tax rate decreased to 29.3% in 2006 from 31.0% in 2005. The decrease in tax rate is mainly due to the inclusion of a deferred tax asset of €5.5 million in 2006 relating to operating loss carry forwards in the Netherlands.

Cash flow from operating activities increased to €206 million in 2006 from €113 million in 2005 following higher operating income and lower additional working capital requirements to finance sales growth. Debtor days at the end of the year were one day lower at 63 (2005: 64).

Strategy and Financial Targets

We believe Vedior has the right infrastructure, strategy, products and services to identify and recruit the best people on behalf of our clients.

We aim to offer a full range of specialist recruitment services to both local and multinational employers in markets worldwide. Our strategy is to develop strong brands dedicated to specific employment sectors in order to concentrate our expertise and attract the best candidates. Our global network provides an ideal platform to develop our business and expand the range of recruitment services that we offer in each country.

We have established ambitious financial targets based on increasing our operating margins. We believe these margins are achievable given favourable economic conditions without any fundamental adjustments to our business model.

	2005 operating margins	2006 operating margins	Target operating margins
France	3.2%	3.5%	4.0 to 4.5%
UK	5.9%	5.9%	7.0 to 8.0%
USA	6.2%	6.3%	7.0 to 8.0%
Netherlands	2.7%	3.5%	5.0 to 6.0%
Rest of Europe	2.7%	3.3%	3.5 to 4.0%
Rest of World	4.5%	4.9%	5.0 to 6.0%
Vedior Group	3.4%	3.8%	4.6% to 5.6*

*After corporate expenses

2006 saw progress being made towards the achievement of these targets in all regions apart from the UK, which remained stable despite a challenging operating environment in certain sectors. Investments made during the year meant that we did not seek to maximise profitability in the short term, however, we believe such investments have strengthened our business and will improve our ability to achieve our margin targets in future years.

Business Development

At the end of 2006, Vedior operated through a worldwide network of 2,433 offices. On a net basis, this is an increase of 157 compared to the prior year of which 30 offices were added by acquisition. The most significant increases reported in our network are in France, Asia, the UK and Australia.

Acquisitions

During 2006, Vedior made twelve acquisitions, the largest of which were CNC, the market leader in IT recruitment in Canada and the Blomfield Group, a well established accounting/finance specialist based in the UK and Ireland. In line with our stated strategy, we acquired majority stakes in companies with local management keeping a minority interest.

Through two acquisitions to complement our existing presence, Vedior became the largest interim management provider in the UK. We also acquired UK companies in the accounting, HR and education sectors as well as a modelling agency.

We extended our IT staffing network with acquisitions in both the North American and European markets, where we expanded our coverage in Scandinavia to include Norway, a new country of operation for the Group. In the Netherlands, we acquired a legal staffing specialist and in Latin America we made an acquisition in the engineering sector.

In addition to these acquisitions, Vedior also made a number of smaller investments, including some where the Group already held a minority interest, during the course of the year. The combined consideration paid for acquisitions and investments in 2006 was €157 million.

Organic expansion

We continued with our investment in new and promising niches during 2006. The most significant was the development of our permanent placement activities in France. Elsewhere, new niche services were launched in the UK, US, Australia, Singapore and Mexico.

Taking advantage of positive economic growth, we strengthened our presence in the Middle East through a number of brands, most notably in the ICT and engineering/technical sectors in the United Arab Emirates and also Bahrain, a new market for the Group. Vedior's global network has increased to 49 countries.

Management Outlook

We believe that the combination of skill shortages and opportunities to expand our services into new markets and sectors will sustain good growth for our business in 2007 at a similar rate to that achieved in 2006.

European staffing markets have made a good start to the year. As we continue to refine our business mix, we expect growth in gross profit to outperform the market in France and the Netherlands. We also look forward to further growth in the US where our business mix is concentrated in professional/executive sectors. Ongoing growth in emerging markets will play an increasing role in our business development.

We expect interest expenses in 2007 to be in the range of €35 million to €36 million and our tax rate to be 31%.

The realisation of benefits from prior investments and improvements in operating efficiency will provide operating leverage and enable the Group to make further progress towards its operating margin targets.

In the longer term, demographic changes and the increased focus on the deployment and management of human resources will continue to benefit the growth of our business.

For further information on these results, please join today's live audio webcast at *www.vedior.com/webcast* starting at 9.00am (CET) or contact one of the following on +31 (0)20 573 5609 after the event:

Zach Miles, Chief Executive
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

ADDITIONAL INFORMATION

Dividend Payments

It will be proposed to the Annual General Meeting of shareholders that a dividend of €0.30 is paid on each (certificate of an) ordinary share, representing 28% of the net income per share for the year (excluding profit on disposal of investments). At the same meeting, it will also be proposed that a dividend of €6.00 (including interim payments) will be paid on each of the issued (depositary receipts of) preference B shares. The total dividend payment will be €52 million and will be distributed in cash on 9 May 2007.

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

27 April 2007	Publication of first quarter results
27 April 2007	Annual General Meeting
9 May 2007	Dividend made payable
26 July 2007	Publication of second quarter results
25 October 2007	Publication of third quarter results

Conference calls to discuss results are scheduled for 9am (CET) on the day of publication.

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

APPENDIX

Q4 2006 Review

Operating income (before interest and tax) was €83.4 million, an 18% increase over Q4 2005. Our conversion ratio increased from 20.2% to 21.3%. Operating income as a percentage of sales increased to 4.2% from 3.8%. Net income increased 30% to €56.0 million from €43.0 million in the fourth quarter of last year.

Sales increased by 8% to €1,997.1 million compared to the same quarter in 2005. Revenues from permanent placement increased 30% to 3.1% of sales compared to 2.4% of sales in Q4 2005. Professional/executive recruitment sales increased by 10%. Accounting remained strong in most markets with 11% growth and engineering showed an impressive gain of 15%. Education grew by 21%. Traditional recruitment sales grew by 8% compared to 6% in Q4 2005.

In Q4 2006, currency effects decreased operating income by 2% and sales by 1%.

Gross margin was 19.6% compared to 18.9% in Q4 2005. Excluding the release of provisions, gross margin increased from 18.4% in Q4 2005 to 19.1% in Q4 2006 (Please refer to page 13 for further information).

Operating costs were 10% higher at €307.3 million, mainly reflecting increases in personnel costs and investment in new businesses.

In France, operating income increased by 24%, excluding a net one-off gain of €4 million in Q4 2005.

In the UK, operating income declined by 5%. Profit improvements in the accounting, engineering and interim management sectors were offset by declines in the IT and traditional sectors. Newly acquired companies in the UK which operate in the accounting, HR and interim management sectors, performed very well so that our total UK operating income increased by 13%.

In the US, we achieved a 16% growth in operating income. IT, our largest sector in the US, benefited from higher placement fees and an improved pricing environment. Traditional and legal staffing sales also grew strongly as did our managed services business.

In the Netherlands, operating income increased by 32%. In our Dutch traditional business, our policy of focusing on margin improvement, rather than sales growth, has resulted in a gross profit increase of 14% and a growth in operating income of 43%, with operating margins improving 90 basis points. Accounting, education, engineering and healthcare staffing saw very strong increases this quarter.

In Vedior's 'Rest of Europe' region, operating income increased by 55%. Good performances were achieved in most markets, notably Belgium, Germany, Switzerland, Spain, Italy and Central/Eastern Europe.

In our 'Rest of World' region, operating income increased by 29%. Australia increased operating profit by 41%. Elsewhere, Latin America and India maintained a high rate of development.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 December			
	2006	2005 ➊	change in %	organic growth
Sales	**1,997.1**	1,794.7	11%	8%
Cost of sales	**(1,606.4)**	(1,456.3)		
Gross profit ➋	**390.7**	338.4	15%	12%
Gross margin	***19.6%***	*18.9%*		
Operating expenses ➋	**(307.3)**	(269.9)	14%	10%
Operating income	**83.4**	68.5	22%	18%
Operating margin	***4.2%***	*3.8%*		
Finance costs	**(8.6)**	(6.3)		
Share of profit of associates (after tax)	**(0.3)**	0.1		
Profit before tax	**74.5**	62.3		
Income tax expense	**(18.5)**	(19.3)		
Profit for the period	**56.0**	43.0	30%	
Basic earnings per ordinary share*	**0.33**	0.25	32%	
Diluted earnings per ordinary share*	**0.32**	0.25		

* after dividend on preference shares

Operating expenses				
Employee costs	**199.8**	170.5		
Depreciation, amortisation and impairment loss (2005)	**9.8**	13.9		
Other operating expenses	**97.7**	85.5		
	307.3	269.9	14%	10%

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries. These statements have been prepared in accordance with Vedior's accounting principles which are described in detail in the 2005 annual report and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Vedior's 2005 annual report can be viewed online at http://www.vedior-brand-leaders.com.

The information furnished in these condensed interim financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

The financial statements in this media release are based on the annual report for the year 2006. The annual report 2006 has been prepared by the Board of Management and was approved by the Supervisory Board on 7 February 2007, but has not been published yet. Our external auditor, Deloitte Accountants B.V., has issued an unqualified auditors' opinion on the consolidated financial statements of Vedior NV for the year ended 2006 on 7 February 2007.

This press release should be read together with the annual accounts 2006 of Vedior NV and the auditors' report to give a true and fair view of the financial position as at 31 December 2006, the results for 2006 and the cash flows for 2006 of Vedior NV, as well as the scope of the audit.

Publication of the annual report 2006 will take place in March 2007. The annual report will be submitted for adoption to the Annual General Meeting to be held on 27 April 2007.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

➊ Restated for comparison purposes

➋ Excluding releases of provisions in Q4 2006 of €7 million (Q4 2005 €9 million), gross margin increased from 18.4% in Q4 2005 to 19.2% in Q4 2006. The effect of these releases were to a large extent offset by one-off charges in Q4 2006 of €7 million (Q4 2005 €9 million)

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	2006	2005 ❶	change in %	organic growth
	Year ended 31 December			
Sales	**7,659.7**	6,851.3	12%	8%
Cost of sales	**(6,230.6)**	(5,624.0)		
Gross profit	**1,429.1**	1,227.3	16%	11%
Gross margin	***18.7%***	*17.9%*		
Operating expenses	**(1,139.5)**	(994.8)	15%	10%
Operating income (before special item)	**289.6**	232.5	25%	17%
Operating margin (before special item)	***3.8%***	*3.4%*		
Result on sale of ISU in Germany (special item)	**4.7**	-		
Operating income	**294.3**	**232.5**		
Finance costs	**(32.1)**	(26.5)		
Share of profit of associates (after tax)	**(0.6)**	16.0		
Profit before tax	**261.6**	222.0		
Income tax expense	**(75.3)**	(63.9)		
Profit for the period	**186.3**	158.1		
Net income (excluding profit on sale of ISU and TriNet)	**181.7**	143.1	27%	
Basic earnings per ordinary share*	**1.09**	0.93		
Diluted earnings per ordinary share*	**1.08**	0.92		
Basic earnings per ordinary share, excluding profit on sale of ISU and TriNet*	**1.06**	0.84	26%	

* after dividend on preference shares

	2006	2005 ❶	change in %	organic growth
Operating expenses				
Employee costs	**748.7**	637.0		
Depreciation and amortisation	**36.3**	42.3		
Other operating expenses	**354.5**	315.5		
	1,139.5	994.8	15%	10%

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 December		Year ended 31 December	
	2006	2005 ❶	**2006**	2005 ❶
Profit for the period	**56.0**	43.0	**186.3**	158.1
Dividend on preference shares	**(0.1)**	(0.1)	**(0.2)**	(2.2)
Profit for the period **attributable to holders of (certificates of) ordinary shares**	**55.9**	42.9	**186.1**	155.9
Profit on sale of ISU (2006) and TriNet (2005), net of tax	**-**	-	**4.6**	15.0
Net profit excluding profit on sale of ISU and TriNet attributable to holders of (certificates of) ordinary shares	**55.9**	42.9	**181.5**	140.9
Weighted average number of shares (in millions)	**171.3**	168.9	**170.7**	167.9
Basic earnings per ordinary share*	**0.33**	0.25	**1.09**	0.93
Diluted earnings per ordinary share*	**0.32**	0.25	**1.08**	0.92
Basic earnings per ordinary share, excluding profit on sale of ISU and TriNet*	**0.33**	0.25	**1.06**	0.84

* after dividend on preference shares

❶ Restated for comparison purposes

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 December		Year ended 31 December	
	2006	2005	**2006**	2005
Cash flow from operating activities				
Profit for the period	**56**	43	**186**	158
Adjustments for:				
Finance costs	**9**	6	**32**	26
Income tax expense	**18**	19	**75**	64
Share of profit of associates	**-**	-	**1**	(16)
Result on sale of group company	**-**	-	**(5)**	-
Depreciation and amortisation	**9**	14	**36**	42
Other non-cash movements	**6**	5	**23**	13
Operating cash flow before movement in working capital	**98**	87	**348**	287
Movement in operating working capital	**19**	(12)	**(33)**	(68)
Cash (used in/)generated from operations	**117**	75	**315**	219
Interest paid	**(6)**	(7)	**(28)**	(26)
Income taxes paid	**(29)**	(15)	**(81)**	(80)
Net cash (used in)/from operating activities	**82**	53	**206**	113
Net investment in property, equipment & software	**(20)**	(12)	**(53)**	(34)
Investments in group companies	**(22)**	(11)	**(157)**	(49)
Disposal of group company	**-**	-	**6**	-
Disposal of associate	**-**	-	**-**	32
Net investment in other financial assets	**(6)**	(6)	**(5)**	(8)
Net cash (used in)/from investing activities	**(48)**	(29)	**(209)**	(59)
Proceeds from long-term borrowings	**16**	12	**58**	84
Increase/(decrease) short-term borrowings	**(91)**	(33)	**12**	(48)
Redemption preference shares A	**-**	-	**-**	(51)
Dividends paid	**-**	-	**(45)**	(18)
Proceeds on issue of shares	**-**	-	**14**	7
Net cash from financing activities	**(75)**	(21)	**39**	(26)
Net increase/(decrease) in cash	**(41)**	3	**36**	28
Balance of cash at 1 September / 1 January	**228**	150	**154**	119
Effects of foreign exchange rate differences	**-**	1	**(3)**	7
Balance of cash at 30 September	**187**	154	**187**	154
Short-term debt	**(100)**	(87)	**(100)**	(87)
Short-term interest bearing assets and liabilities	**87**	67	**87**	67

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 31 December			
	2006	2005	change in %	organic growth
By geography				
France	**802.3**	762.2	5%	5%
United Kingdom	**257.8**	215.8	19%	5%
United States	**173.1**	163.6	6%	14%
Netherlands	**151.3**	143.5	5%	4%
Rest of Europe	**404.9**	363.3	11%	12%
Rest of World	**207.7**	146.3	42%	19%
Sales	**1,997.1**	1,794.7	11%	8%
France ❶	**32.4**	30.1	8%	8%
United Kingdom	**14.2**	12.5	13%	-5%
United States	**11.9**	11.1	8%	16%
Netherlands	**6.1**	4.9	23%	32%
Rest of Europe	**16.6**	11.6	43%	55%
Rest of World	**10.2**	5.9	71%	29%
	91.4	76.1		
Corporate expenses	**(8.0)**	(7.6)		
Operating income	**83.4**	68.5	22%	18%
By sector				
Information Technology	**202.1**	159.5	27%	6%
Healthcare	**110.3**	109.0	1%	1%
Engineering	**122.6**	106.5	15%	15%
Accounting	**97.1**	74.7	30%	11%
Education	**34.3**	27.6	24%	21%
Other sectors	**156.1**	121.8	28%	13%
Professional/Executive	**722.5**	599.1	21%	10%
Traditional	**1,274.6**	1,195.6	7%	8%
Sales	**1,997.1**	1,794.7	11%	8%
Information Technology	**13.0**	9.9	31%	8%
Healthcare	**5.8**	4.8	18%	17%
Engineering	**7.7**	5.7	36%	36%
Accounting	**4.7**	3.2	41%	21%
Education	**5.2**	5.2	3%	2%
Other sectors	**11.4**	6.8	67%	52%
Professional/Executive	**47.8**	35.6	34%	22%
Traditional	**43.6**	40.5	8%	11%
	91.4	76.1		
Corporate expenses	**(8.0)**	(7.6)		
Operating income	**83.4**	68.5	22%	18%

❶ Excluding a net one-off gain in of €4 million in 2005, operating income in France increased by 24%

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Year ended 31 December 2006	2005	change in %	organic growth
By geography				
France	**3,136.5**	2,991.1	5%	5%
United Kingdom	**977.1**	874.2	12%	1%
United States	**686.3**	578.9	19%	13%
Netherlands	**587.9**	518.3	13%	12%
Rest of Europe	**1,535.8**	1,367.6	12%	11%
Rest of World	**736.1**	521.2	41%	20%
Sales	**7,659.7**	6,851.3	12%	8%
France ➊	**109.7**	95.9	14%	14%
United Kingdom	**57.3**	51.9	10%	-6%
United States	**43.5**	35.7	22%	15%
Netherlands	**20.4**	14.2	43%	49%
Rest of Europe	**51.5**	36.8	40%	40%
Rest of World	**36.1**	23.7	52%	22%
	318.5	258.2		
Corporate expenses	**(28.9)**	(25.7)		
Operating income (before special item)	**289.6**	232.5	25%	17%
By sector				
Information Technology	**768.1**	620.6	24%	6%
Healthcare	**437.1**	423.8	3%	-1%
Engineering	**463.3**	409.8	13%	10%
Accounting	**375.6**	287.3	31%	13%
Education	**126.3**	111.2	14%	11%
Other sectors	**542.7**	408.8	33%	14%
Professional/Executive	**2,713.1**	2,261.5	20%	8%
Traditional	**4,946.6**	4,589.8	8%	8%
Sales	**7,659.7**	6,851.3	12%	8%
Information Technology	**48.3**	37.2	30%	9%
Healthcare	**21.5**	23.8	-10%	-16%
Engineering	**28.9**	23.8	21%	17%
Accounting	**20.6**	13.7	50%	25%
Education	**16.9**	14.7	16%	14%
Other sectors	**31.7**	19.3	64%	32%
Professional/Executive	**167.9**	132.5	27%	12%
Traditional	**150.6**	125.7	20%	21%
	318.5	258.2		
Corporate expenses	**(28.9)**	(25.7)		
Operating income (before special item)	**289.6**	232.5	25%	17%

➊ Excluding a net one-off gain in of €4 million in 2005, operating income in France increased by 19%

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	31 Dec 2006	31 Dec 2005 ❶
Non-current assets		
Intangible assets	1,113	963
Property & equipment	82	70
Other non-current assets	105	110
	1,300	1,143
Operating working capital	562	523
Short-term interest bearing assets and liabilities	87	67
	1,949	1,733
Financed by:		
Non-current liabilities		
Long-term borrowings	645	603
Provisions	29	29
Deferred consideration	81	45
Other non-current liabilities	35	26
	790	703
Equity		
Share capital	11	11
Reserves	1,143	1,015
Equity attributable to equity holders of Vedior NV	1,154	1,026
Minority interests	5	4
Total equity	1,159	1,030
	1,949	1,733
Net interest bearing assets and liabilities	(558)	(536)

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

Balance as at 1 January	1,026	869
Profit for the period	186	158
Issue of share capital	14	7
Redemption preference shares A	-	(51)
Share based payments, net of tax	5	6
Dividend	(43)	(16)
Exchange rate differences	(34)	53
Balance as at 31 December	1,154	1,026

❶ Restated for comparison purposes

CHANGE IN ACCOUNTING POLICY

As of Q4 2006 Vedior has changed the accounting policy for put options of minority shareholders that have rights to sell their minority interest to Vedior. Under the new policy, pursuant to these put options granted to certain minority shareholders, Vedior recognises an obligation to buy the minority shares upon certain conditions instead of classifying them as a minority share. The 2005 numbers have been restated for comparison purposes. The revised accounting policy is described below.

Minority shares in business combinations

In connection with various acquisitions, Vedior has encouraged management of acquired companies to retain a minority equity interest. Vedior has entered into put and call options with the holders of these minority interests. In the normal course of events, the moment of exercise of the options is not preset and is generally not before a minimum of three to five years from the date of acquisition.

Minority interests in the net assets of consolidated subsidiaries without a put option granted to the minority share holder are identified separately from equity as minority interests. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination.

Minority interests in the net assets of consolidated subsidiaries with a put option granted to the minority shareholder are identified separately from equity as a liability. The put option includes an obligation for Vedior to buy the shares held by the minority shareholder. The liability is recognised at fair value. The fair value is the expected cash outflow to settle the liability and is based on forecasted future earnings. The amount of the liability that is expected to settle within one year is classified in current liabilities. The amount that is expected to be settled after one year is classified as non-current liability. As the exercise price and the timing are not preset, the settlement price may deviate from the fair value.

As of today, there remains uncertainty in IFRS regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that have to be reflected as financial liabilities. Until finalisation of phase two of the business combinations project of the IASB, Vedior has chosen to present such a difference as additional goodwill.

Effects of change in accounting policy on balance sheet

	Goodwill	Deferred consi-deration	Minority interest	Retained earnings
Balance at 31 December 2005	889	-	(23)	123
Effect of restatement	51	(47)	19	(23)
Restated balance at 31 December 2005	940	(47)	(4)	100

Effects of change in accounting policy on income statement

The accounting policy change has no effect on the profit, but the profit attributable to minority shareholders is reclassified to profit attributable to the company.

	Q4 2006	**2006**	**Q4 2005**	**2005**
Profit attributable to equity holders of Vedior N.V.	**53**	**178**	42	154
Effect of restatement	**3**	**8**	1	4
Restated Profit attributable to equity holders Vedior N.V.	**56**	**186**	43	158

Effects of change in accounting policy on earnings per share

	Basic earnings Q4 2006	Diluted earnings Q4 2006	Basic earnings 2006	Diluted earnings 2006
Earnings per share				
Earnings per share - previous accounting policy	**0.31**	**0.31**	**1.04**	**1.03**
Effect of restatement	**0.02**	**0.01**	**0.05**	**0.05**
Earnings per share - new accounting policy	**0.33**	**0.32**	**1.09**	**1.08**
Earnings per share (excluding gain on disposal of associate)				
Earnings per share - previous accounting policy	**0.31**	**0.31**	**1.02**	**1.00**
Effect of restatement	**0.02**	**0.01**	**0.04**	**0.05**
Earnings per share - new accounting policy	**0.33**	**0.32**	**1.06**	**1.05**

	Basic earnings Q4 2005	Diluted earnings Q4 2005	Basic earnings 2005	Diluted earnings 2005
Earnings per share				
Reported Earnings per share	0.25	0.25	0.91	0.90
Effect of restatement	-	-	0.02	0.02
Restated Earnings per share	0.25	0.25	0.93	0.92
Earnings per share (excluding gain on disposal of associate)				
Reported Earnings per share	0.25	0.25	0.82	0.81
Effect of restatement	-	-	0.02	0.02
Restated Earnings per share	0.25	0.25	0.84	0.83

END